EARLY WARNING NEWS RELEASE –
DR. ALBERT D. FRIESEN'S HOLDINGS IN MEDICURE INC.

September 26, 2022 (Winnipeg, Manitoba) – This release is being issued in connection with the filing of an early warning report (the "**Early Warning Report**") pursuant to the requirements of National Instrument 62-103 – *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues* regarding the change in the ownership and control of common shares (the "**Common Shares**") of Medicure Inc. (the "**Issuer**") by Dr. Albert D. Friesen ("**Dr. Friesen**"). The Issuer's head office address and Dr. Friesen's business address is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

Since December 31, 2019, Dr. Friesen has acquired Common Shares exceeding 2% of the outstanding Common Shares of the Issuer. This 2% reporting threshold was reached on September 22, 2022 with the acquisition of 14,100 Common Shares representing approximately 0.14% of the Issuer's outstanding Common Shares (the "Acquisition"). The Common Shares were purchased at a price of $1.00 per share through the facilities of the TSX Venture Exchange.

Immediately prior to the Acquisition, Dr. Friesen had ownership of, directly and indirectly, or exercised control or direction over, 2,539,927 Common Shares (representing 24.78% of the issued and outstanding Common Shares of the Issuer).

Immediately after completion of the Acquisition, Dr. Friesen has ownership of, directly and indirectly, or exercises control or direction over, 2,554,027 Common Shares (representing 24.91% of the issued and outstanding Common Shares of the Issuer).

Dr. Friesen also holds options entitling him to purchase an aggregate of 146,500 Common Shares upon exercise of the options, resulting in Dr. Friesen having ownership of, directly and indirectly, or exercising control or direction over 2,700,527 Common Shares (representing 25.97% of the issued and outstanding Common Shares of the Issuer on a partially diluted basis).

Dr. Friesen holds securities of the Issuer for investment purposes. He may, from time to time and depending on market and other conditions, acquire additional Common Shares and/or other equity, debt or other securities or instruments of the Issuer in the open market or otherwise, and reserves the right to dispose of any or all of the securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

The Early Warning Report will be filed by Dr. Friesen in accordance with applicable securities laws. To obtain a copy of the Early Warning Report, please contact Medicure Inc. at 204-487-7412, 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6, Email: info@medicure.com.